SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 23, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew acquires tissue regeneration technology for
shoulder repair
23 October 2017

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, today announces that it has entered into a definitive agreement to acquire Rotation Medical Inc., a developer of a novel tissue regeneration technology for shoulder rotator cuff repair, for an initial cash consideration of $125 million and up to $85 million over the next five years, contingent on financial performance.

"Rotation Medical furthers our strategy to invest in disruptive technologies that accelerate the transformation of Smith & Nephew to higher growth," said Chief Executive Officer Olivier Bohuon. "The Rotation Medical Rotator Cuff System is an innovative technology serving unmet clinical needs. It is highly complementary to our Sports Medicine portfolio and provides a compelling new treatment option for our customers."
The system incorporates a breakthrough technology and technique that balances biomechanics and biology to enhance the body's natural healing response. The bioinductive implant helps tendons heal by inducing growth of new tendon-like tissue, offering the potential to prevent tear progression and reduce the incidence of re-tears. The system also includes a set of disposable arthroscopic instruments that enable reproducible procedures.

The bioinductive implant can be used along the rotator cuff tear treatment continuum - by itself for partial tears or in conjunction with our conventional portfolio of anchors and suturing technologies to supplement repairs of more complex tears. It is deployed arthroscopically.

In clinical studies the bioinductive implant has demonstrated the ability to improve tendon healing by inducing growth of new tendon-like issue, resulting in thicker tendons and replacement of tissue defects1,2,3, as well as improving clinical scores over time and with a high percentage (92%) of patients expressing their satisfaction post treatment3.

"This is the most innovative product that I have seen in sports surgery in recent years," said Jeffrey Abrams, MD, Princeton Orthopedic Associates and Sports Medicine. "There have been many improvements in surgical repair, but despite these, in many situations, the quality of the attached tendon is less than optimal. A biological approach to treating rotator cuff disease remains a major priority for surgeons. The Rotation Medical bioinductive implant is a game changer in that it improves tendon quality and thickness. My patient outcomes are impressive. This is an exciting technology that has the potential to change the way we treat rotator cuff tears and reverse the natural progression of the disease."

The Rotation Medical System will be sold through Smith & Nephew's sports medicine sales force as well as Rotation Medical's dedicated sales force. It has 510(k) clearance for sale in the US and a filing is being prepared for approval in the EU. In the US alone there are 650,000 rotator cuff procedures each year growing at a rate of 5-6% per annum4.

"The Rotation Medical bioinductive implant addresses a well-recognized unmet need in the treatment of rotator cuff disease by treating the biology of the tendon. Since first commercialization in 2014, thousands of patients have benefited from the Rotation Medical technology," said Martha Shadan, Chief Executive Officer of Rotation Medical. "We are proud of the impact our technology has made in healthcare and are excited by the opportunity to reach many more customers and their patients as an integrated part of Smith & Nephew's extensive Sports Medicine portfolio."

The transaction is expected to close in late 2017, subject to the satisfaction of customary conditions, and to be earnings neutral in 2018 and accretive in 2019. The acquisition will be financed from existing cash and debt facilities.

ends

References

1.     Preliminary investigation of a biological augmentation of rotator cuff repairs using a collagen implant: a 2-year MRI follow-up Bokor, Sonnabend, Deady, Cass, Young, Van Kampen, Arnoczky published in Muscles, Ligaments and Tendons Journal [5(3):144-150] 2015

2.     Histologic Evaluation of Biopsy Specimens Obtained After Rotator Cuff Repair Augmented With a Highly Porous Collagen Implant Arnoczky, D.V.M., Shariff K. Bishai, D.O., M.S., F.A.O.A.O., Brian Schofield, M.D., Scott Sigman, M.D., Brad D. Bushnell, M.D., M.B.A., Jan Pieter Hommen, M.D., and Craig Van Kampen, Ph.D. Arthroscopy: The Journal of Arthroscopic and Related Surgery, [33(2):278-283] 2016

3.     Evidence of healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a collagen implant: a 2-year MRI follow-up. Bokor, Sonnabend, Deady, Cass, Young, Van Kampen, Arnoczky. Muscles, Ligaments and Tendons Journal [6(1):16-25] 2016.

4.     Millennium Research Group, Inc. Published in: Sports Medicine Devices, US, 2016

Enquiries

Investors
Ingeborg Øie Smith & Nephew	+44 (0) 20 7960 2285
Media
Charles Reynolds Smith & Nephew	+44 (0) 1923 477314
Ben Atwell/ Simon Conway FTI Strategic Consulting	+44 (0) 20 3727 1000

About Smith & Nephew
Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 15,000 employees and a presence in more than 100 countries. Annual sales in 2016 were almost $4.7 billion. Smith & Nephew is a member of the FTSE 100 (LSE:SN, NYSE:SNN).
For more information about Smith & Nephew, please visit our website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew.  Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 23, 2017

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary